SAMSON OIL & GAS PROVIDES OPERATIONAL ADVICE

Denver 1700 hours October 22nd, 2009

Leonard #1-23H (10% working interest)

In late 2008 Samson (ASX SSN, NYSE AMEX SSN) participated in the drilling of the Leonard #1-23H, its first test of the Bakken Formation in the Williston Basin in North Dakota. This well was drilled with a 5,000 foot lateral in this objective and has produced 29,000 barrels during the intervening period. The production rate has been lower than expected at around 100 BOPD.

An evaluation of the production performance and the previous fracture stimulation of the well revealed that the proppant used in the initial stimulation had insufficient strength to withstand the closure pressure and therefore the production performance had been compromised as a result. In addition during the initial stimulation the deepest half of the horizontal section was plugged with proppant in the early part of the flow back and therefore the stimulation fluid was inadvertently left in the reservoir for an extended period of time (45 days) which has been known to cause formation damage.

In an effort to rectify these problems the well has been re-stimulated and a treatment placed 98,000 pounds of high strength proppant using 18,000 barrels of stimulation fluid. This operation was successfully carried out Wednesday October 21st, and the flow back of this treatment is currently underway.

A successful conclusion to this treatment would enable the balance of Samson’s acreage to be developed with 5 additional horizontal wells.

The Bakken Formation has gained significant prominence after the United States Geological Survey (USGS) published an estimate in April 2008 that the unit could recover between 3.0 and 4.3 billion barrels of oil. The USGS has determined that the Bakken Formation represents a “continuous” oil accumulation and that advances in completion technology has meant that its estimate of the potential has increased 25 times since its 1995 study.

Samson has a 10% working interest in this well, however has maintained a 34.5% equity interest in the Bakken Formation in the balance of the 6,400 acreage block.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts (ADRs) are traded on the American Stock Exchange under the symbol "SSN", and, each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.